UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                      Bando McGlocklin Capital Corporation
                      ------------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    060003100
                                    ---------
                                 (CUSIP Number)

                               Phillip J. Hanrahan
                                 Foley & Lardner
                            777 East Wisconsin Avenue
                           Milwaukee, Wisconsin 53202
                                 (414) 297-5645
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 29, 1983
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

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     CUSIP No. 060003100
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     George R. Schonath
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[ ]
                                                                       (b)[X]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

                     BK; PF; 00
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
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        NUMBER OF           7       SOLE VOTING POWER

          SHARES                          229,327 (See Item 5)
                         -------------------------------------------------------
       BENEFICIALLY         8       SHARED VOTING POWER

         OWNED BY                         -
                         -------------------------------------------------------
           EACH             9       SOLE DISPOSITIVE POWER

        REPORTING                         207,612 (See Item 5)
                         -------------------------------------------------------
          PERSON           10       SHARED DISPOSITIVE POWER

           WITH                           -

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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     229,327 (See Item 5)

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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               |_|

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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.15% (See Item 5)
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    14      TYPE OF REPORTING PERSON*

                     IN
================================================================================

Item 1.   Security and Issuer

          This Schedule 13D relates to shares of common stock ("Common Stock") of Bando McGlocklin Capital Corporation, a Wisconsin corporation (the "Company"). The principal executive offices of the Company are located at W239 N1700 Busse Road, Waukesha, Wisconsin 53188-1160.

Item 2.   Identity and Background

          The name and address of the person filing this Schedule 13D are as follows:

          a. George R. Schonath, a United States citizen, whose business address is c/o InvestorsBancorp, Inc., W239 N1700 Busse Road, Waukesha, Wisconsin 53188-1160. Mr. Schonath is President and Chief Executive Officer of InvestorsBancorp, Inc., a bank holding company, and is President and Chief Executive Officer of InvestorsBank, a wholly-owned subsidiary of InvestorsBancorp, Inc. Mr. Schonath is also the President and Chief Executive Officer of the Company.

          Mr. Schonath, during the last five years, has not been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          Mr. Schonath acquired the shares of Common Stock of the Company now owned by the Schonath Family Partnership, a limited partnership (the "Family Partnership"), over many years prior to his transfer of the shares to the Family Partnership. Some of the shares were acquired upon the initial incorporation of the Company, some were purchased in the open market, and some were acquired upon the exercise of stock options. Mr. Schonath had acquired the shares using personal funds, bank loans and a margin account with a registered broker dealer. On December 31, 1996, Mr. Schonath transferred his entire ownership of 293,778 shares to the Family Partnership upon its creation in exchange for certain Partnership interests in the Partnership. Included in such total number were 80,981 shares in which Mr. Schonath had no economic interest, but over which he shared voting and dispositive power. These 80,981 shares were later distributed to the owners of the economic interests.

          The shares of the Company owned by InvestorsBancorp, Inc. Employees' 40l(k) Retirement Plan (the "401(k) Plan") were purchased predominantly with the funds contributed by the employer of participants in the 401(k) Plan and with a small amount of funds contributed directly by the participants and are owned free and clear of any liens.

Item 4.   Purpose of Transaction

          Mr. Schonath believed and still believes that the Common Stock is undervalued and is a good investment.

          Mr. Schonath currently has no intention, plan or proposal, though he reserves the right to subsequently devise or implement such plan or proposal, with respect to:

          a. The acquisition of securities of the Company;

          b. The disposition of securities of the Company;

          c. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          d. A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          e. Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancy on the board;

          f. Any material changes in the present capitalization or dividend policy of the Company;

          g. Any other material change in the Company's business or corporate structure;

          h. Changes in the Company's Articles of Incorporation or bylaws or other actions which may impede the acquisition or control of the issuer by any person;

          i. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be quoted on an inter-dealer quotation system of a registered national securities association;

          j. A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          k. Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

          To the best of Mr. Schonath's knowledge based on information obtained from the Company, the aggregate number of shares of Common Stock of the Company outstanding as of January 31, 2001, is 3,727,589 shares.

          (a) George R. Schonath beneficially owns a total of 229,327 shares of Common Stock of the Company, broken down as follows: (i) he beneficially owns 186,375 shares held by the Family Partnership as indicated in the following paragraph; and (ii) he beneficially owns 42,952 shares held as Trustee of the 401(k) Plan.

          George R. Schonath is the Managing General Partner of the Family Partnership, a Wisconsin limited partnership, established by George R. Schonath to own certain securities and other assets. The beneficial ownership of the Family Partnership represents 4.99988% of the issued and outstanding common stock of the Company.

          (b) George R. Schonath has the sole voting power over 229,327 shares of Common Stock discussed above and has sole dispositive power over 207,612 shares. The difference of 21,715 shares represents shares held by participants in the 401(k) Plan other than George R. Schonath. Mr. Schonath does not have dispositive power with respect to such shares.

          (c) During the past sixty (60) days, Mr. Schonath did not engage in any transactions regarding the Common Stock except that on December 29, 2000, the Family Partnership sold 12,500 shares in a private transaction at a price of $7.75 per share.

          (d) None.

          (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          None.

Item 7.   Material to be Filed as Exhibits

          None.

                                   SIGNATURES

          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Date:  February 5, 2001.



                                           /s/ George R. Schonath
                                           -----------------------------------
                                           George R. Schonath